March 3, 2025

U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	via electronic filing

Re:	Vanguard Bond Index Funds (the “Trust”) 33-06001 / 811-04681 Re: Request for Withdrawal of Amendment to a Registration Statement

Dear Sir or Madam:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “1933 Act”), the Trust, on behalf of the Vanguard Small Cap Index Fund (the “Fund”), submits this application for withdrawal of Post-Effective Amendment No. 94 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A which was filed pursuant to Rule 485(a)(2) on July 21, 2023 (Accession No. 0001683863-23-005609). The automatic effectiveness of the Amendment had been delayed pursuant to subsequent 485BXT filings made pursuant to Rule 485(b)(1)(iii), as listed below (the “Delaying Amendments”):

Post-Effective Amendment	Filing Date	Accession Number
No. 95	October 19, 2023	0001683863-23-007189
No. 96	November 16, 2023	0001683863-23-007655
No. 97	December 14, 2023	0001683863-23-008273
No. 98	January 11, 2024	0001683863-24-000078
No. 99	February 8, 2024	0001683863-24-000502
No. 100	March 7, 2024	0001683863-24-001212
No. 101	April 4, 2024	0001683863-24-002446
No. 103	May 2, 2024	0001683863-24-003744
No. 104	May 30, 2024	0001683863-24-004048
No. 105	June 27, 2024	0001683863-24-004409
No. 106	July 25, 2024	0001683863-24-004712
No. 107	August 22, 2024	0001683863-24-004894
No. 108	September 19, 2024	0001683863-24-005277
No. 109	October 17, 2024	0001683863-24-006006
No. 110	November 14, 2024	0001683863-24-008336
No. 111	December 12, 2024	0001683863-24-009044
No. 112	January 8, 2025	0001683863-25-000083
No. 113	February 6, 2025	0001683863-25-000645

The Amendment was filed for the purpose of creating the Fund as a new series of the Trust in connection with a planned reorganization of the Vanguard Small Cap Index Fund, a series of Vanguard Index Funds, into the Fund. The Delaying Amendments were filed for the sole purpose of delaying the effectiveness of the Amendment. No securities were sold in connection with the Amendment, and the Trust has decided not to continue with the launch of the Fund or the reorganization at this time.

The Trust respectfully requests the Commission's consent to the withdrawal of the Amendment filed under the EDGAR submission type 485APOS and the associated Delaying Amendments listed above filed under the EDGAR submission type 485BXT.

If you have any questions regarding this application for withdrawal, please do not hesitate to contact Sanu Thomas at sanu_thomas@vanguard.com or at (610) 669-6219.

Sincerely,

/s/ Anthony Coletta

Anthony Coletta
Assistant General Counsel
Office of the General Counsel

Enclosures

cc: Lisa N. Larkin
U.S. Securities and Exchange Commission